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SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH. D.C.
213
SECTION

SECUR[ITIES AND EXCHANGE COMMIS]SION

07003841

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51649

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ESN NORTH AMERICA, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 MADISON AVE.
(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex J. Englese 212-659-6292
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Water House Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave.	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alex J. Englese, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ESN North America, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Officer

Title

THOMAS S. FERRARA
Notary Public, State of New York
No. 31-4765905
Qualified in New York County
Commission Expires July 31, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ESN North America, Inc.

Statement of Financial Condition
December 31, 2006

ESN North America, Inc.
Index
December 31, 2006



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholders of
ESN North America, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of ESN North America, Inc. (the "Company") at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As discussed more fully in Note 4, the Company has extensive transactions and relationships with affiliated parties.

PricewaterhouseCoopers LLP

February 23, 2007

ESN North America, Inc.
Statement of Financial Condition
December 31, 2006

Assets	
Cash and cash equivalents	$ 1,394,594
Due from clearing broker	293,197
Property and equipment (net of accumulated depreciation of $36,784)	10,804
Prepaid and other assets	23,626
Total assets	$ 1,722,221
Liabilities and Stockholder's Equity	
Accounts payable and accrued expenses	$ 667,957
Commitments and contingent liabilities (Note 7)	
Subordinated borrowing (Note 5)	250,000
Stockholders' equity	
Common stock: $.01 par value; authorized 180 shares; 180 shares issued and outstanding	2
Additional paid-in capital	7,391,648
Accumulated deficit	(6,585,202)
Total stockholders' equity	806,448
Total liabilities and stockholders' equity	$ 1,724,405

The accompanying notes are an integral part of this financial statement.

1. Organization

ESN North America, Inc. (the "Company") is a majority owned subsidiary of CM-CIC Securities (the "Parent"), a French company. The Parent is, in turn, a wholly owned subsidiary of Credit Industriel et Commercial ("CIC"), a French company.

The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company acts as an agent for the Parent in arranging financings with U.S. institutional customers and counterparties. Such financing arrangements are in the form of securities borrowings, lendings, or repurchase agreements. Pursuant to an agreement between the parties, the Company receives an arrangement fee from the Parent based upon the type of financing arranged.

The Company is engaged as an agent or riskless principal on behalf of the stockholders in the purchase and sale of equity securities of foreign corporate issuers including equity products (e.g., listed options on European stocks (on foreign exchanges), listed equity options on European indexes, European basket indexes) as well as convertible securities.

During 2003, the Company, the Parent and a third party, Akros Securities, Inc. ("Akros"), entered into an agreement (the "Stockholders Agreement") for the authorization, issue and sale of 80 shares of common stock, including 63 shares of common stock to Akros, with the closing date of January 15, 2004. The Company was a wholly owned subsidiary of the Parent up until the completion of the issuance and sale to Akros on January 15, 2004, as set out in the Stockholders Agreement. Under the Stockholders Agreement, Akros sold a portion of its acquired shares to another third party, F. van Lanschot Bankiers N.V. ("van Lanshot"). As a result of these transactions, the Company's stockholders are CM-CIC Securities (65%), Akros (25%) and van Lanschot (10%).

On May 3, 2006, the Parent company sold 12.5% of its share of the Company to Akros and 5% to van Lanchot under an option in the Stockholders Agreement. As a result of this transaction, the Company's stockholders are CM-CIC Securities (48%), Akros (37%) and van Lanchot (15%).

On December 6, 2006, the Parent company purchased 4% of the company's outstanding shares from Akros. As a result of this transaction, the Company's stockholders are CM-CIC Securities (51%), Akros (34%) and van Lanschot (15%).

2. Basis of Presentation and Summary of Significant Accounting Policies

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes," which requires the asset and liability method of accounting for income taxes. This statement recognizes both the current and deferred tax consequences of all transactions that have been recognized in the financial statements, calculated

based on the provisions of enacted laws, including the tax rates in effect for current and future years. Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized when a greater than 50% probability exists that the tax benefits will actually be realized sometime in the future.

Cash and Cash Equivalents
Cash and cash equivalents aggregating $1,394,594 consist of cash and a money market mutual fund, most of which is held at a New York money center bank. The Company considers all highly-liquid instruments with original maturities of three months or less at the date of purchase and money market mutual funds to be cash equivalents.

Due from Clearing Broker
Due from clearing broker (see Note 7) includes a $100,000 required deposit.

Depreciation
All property and equipment is being depreciated on a straight-line basis over their estimated useful lives, generally three years.

Intangible Assets
The Company applies the provisions of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets", which requires that intangible assets with a definite life be amortized over their useful lives.

3. Fair Value of Financial Investments

The fair value of the Company's financial instruments, including trade receivables and payables, approximates the carrying value due to their short-term nature. The fair value of the subordinated borrowing from the Parent is not practicable to estimate as it is a related party transaction.

4. Transactions with Affiliates

The Parent has guaranteed the ongoing operations of the Company for no less than one year beginning January 6, 2006.

The Company derives its revenue from (1) acting as agent in arranging financing for the Parent with U.S. customers and (2) from acting as an agent for its stockholders in the purchase and sale of equity securities of foreign corporate issuers and related product sales. As of December 31, 2006, $241 of arrangement fees were due from the Parent. Interest payable as of December 31, 2006 on subordinated borrowings was $35,775.

5. Subordinated Borrowing

The subordinating loan agreement at December 31, 2006 consists of a $250,000 six-year term loan from the Parent with a maturity of September 14, 2008, accruing interest at one-year LIBOR + 0.50%. As of December 31, 2006 the interest rate was 5.83%.

The subordinated loan has been approved by the NASD as includable capital in computing the Company's net capital under the SEC's uniform net capital rule. To the extent that such loan is required for the Company's compliance with minimum net capital requirements, it may not be repaid.

6. Income Taxes

The Company is subject to federal, state and local taxes. The Company complies with the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes." FAS 109 requires the liability method of accounting for income taxes.

At December 31, 2006, the Company had net deferred tax assets, before valuation allowance, of approximately $1,931,305. The net deferred tax assets primarily reflect the tax effect of net operating loss carryforwards, bonus accruals, and non-deductible related party interest expense. Since based on available evidence, it is more likely than not that the deferred tax assets will not be realized, a full valuation allowance has been established against the net deferred tax assets.

As of December 31, 2006, the Company has net operating loss carryforwards for Federal and New York State income tax purposes of approximately $4,818,637 and $4,170,412, respectively. These net operating losses are limited by the IRC Section 382 loss limitation incurred as a result of an ownership change that took place during 2006. Annual losses are limited to approximately $141,000 through 2025.

7. Commitments and Contingent Liabilities

The Company clears all of its securities transactions through a U.S. clearing broker on a fully disclosed basis and, accordingly, the Company does not carry securities accounts for its customers or perform custodial functions relating to the securities.

Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2006, the Company has recorded no liability with regard to the right. The Company paid the clearing broker no amounts related to these guarantees during the period.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, management expects the risk of loss to be remote.

8. Intangible Asset

The intangible asset, which fully amortized during the period, consisted of the value ascribed to client relationships that were contributed to the Company with the January, 2004 transaction. The asset was amortized over a three year estimated life commencing in January, 2004 and ending in December, 2006.

9. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") of the Securities and Exchange Commission ("SEC"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company is required to maintain net capital in accordance with Rule 15c3-1. At December 31, 2005 the Company had net capital of $989,649 which was $739,649 in excess of the amount required of $250,000. The ratio of aggregate indebtedness to net capital was 0.67 to 1.

10. Financial Instruments with Off-Balance Sheet Risk and Credit Risk

In the normal course of business, the Company, acting as an agent, executes transactions on behalf of its customers. If the agency transactions do not settle because of failure by either the customer or the counterparty to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract amount of the transaction.

The Company is subject to credit risk should the clearing broker be unable to repay the amount due from clearing broker on the statement of financial condition. However, the Company does not anticipate non-performance by this counterparty.

11. Employee Benefit Plan

The Company maintains a 401(k) profit-sharing plan (the "Plan") covering substantially all of the employees of the Company. The Company contributes to the Plan 50% of up to the first 6% of the employees' contributions. Pursuant to the administrative services agreement with CIC, the Company participates in CIC defined benefit plans.



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on
Internal Control Required By SEC Rule 17a-5

To The Board of Directors and
Stockholders of ESN North America, Inc.

In planning and performing our audit of the financial statements of ESN North America, Inc. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);

2. The quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to

PRICEWATERHOUSECOOPERS

assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2007

END